                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------


                                  SCHEDULE 13G


             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. __)



                           THE PRINCETON REVIEW, INC.
            ---------------------------------------------------------
                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
               ----------------------------------------------------
                          (Title of Class of Securities)


                                    742352107
                                 (CUSIP Number)



                                DECEMBER 30, 2002
                        ------------------------------
              Date of Event Which Requires Filing of This Statement


        Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_| Rule 13d-1(b)

         |X| Rule 13d-1(c)

         |_| Rule 13d-1(d)



                               Page 1 of 6 Pages

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                                  SCHEDULE 13G

CUSIP NO.:   742352107

(1)      NAME OF REPORTING PERSON:  Reservoir Capital Partners, L.P.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)      |_|

         (b)      |_|

(3)      SEC USE ONLY


(4)      CITIZENSHIP OR PLACE OF ORGANIZATION:  DE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         (5)      SOLE VOTING POWER:

         (6)      SHARED VOTING POWER:

         (7)      SOLE DISPOSITIVE POWER:

         (8)      SHARED DISPOSITIVE POWER:  2,308,411

(9)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:  2,308,411

(10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         |_|

(11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):  8.5%

(12)     TYPE OF REPORTING PERSON:  PN


                               Page 2 of 6 Pages
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ITEM 1(A).             NAME OF ISSUER:



                       THE PRINCETON REVIEW, INC. (THE "ISSUER")

ITEM 1(B).             ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:


                       2315 Broadway
                       New York, NY  10024
                       ---------------------------------------------------------

ITEM 2(A).             NAME OF PERSON FILING:


                       Reservoir Capital Partners, L.P. (the "Reporting Person")
                       ---------------------------------------------------------


ITEM 2(B).             ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
                       RESIDENCE:


                       650 Madison Avenue
                       New York, NY  10022
                       ---------------------------------------------------------


ITEM 2(C).             CITIZENSHIP:


                       DE
                       ---------------------------------------------------------

ITEM 2(D).             TITLE OF CLASS OF SECURITIES:


                       Common Stock, $.01 par value (the "Common Stock")
                       ---------------------------------------------------------


ITEM 2(E).             CUSIP NUMBER:


                       742352107
                       ---------------------------------------------------------


                               Page 3 of 6 Pages
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ITEM 3.       IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR
                 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

              (a)      |_|  Broker or dealer registered under Section 15 of the
                            Act;

              (b)      |_|  Bank as defined in Section 3(a)(6) of the Act;

              (c)      |_|  Insurance company as defined in Section 3(a)(19) of
                            the Act;

              (d)      |_|  Investment company registered under Section 8 of the
                            Investment Company Act;

              (e)      |_|  Investment adviser in accordance with Rule
                            13d-1(b)(1)(ii)(E);

              (f)      |_|  Employee benefit plan or endowment fund in
                            accordance with Rule 13d-1(b)(1)(ii)(F);

              (g)      |_|  Parent holding company or control person in
                            accordance with Rule 13d-1(b)(1)(ii)(G);

              (h)      |_|  A savings association as defined in Section 3(b)
                            of the Federal Deposit Insurance Act;

              (i)      |_|  A church plan that is excluded from the definition
                            of an investment company under Section 3(c)(14) of the Investment Company Act;

              (j)      |_|  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


ITEM 4.       OWNERSHIP.

                  Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
Item 1.

                  (a)      Amount beneficially owned:  2,308,411 SHARES
                                                       ----------------


                  (b)      Percent of class:  8.5%
                                              ----

                  (c)      Number of shares as to which such person has:

                           (i)      Sole power to vote or to direct the vote:
                                     ____________

                           (ii)     Shared power to vote or to direct the vote:
                                     ____________

                           (iii) Sole power to dispose or to direct the disposition of: ____________

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                           (iv)     Shared power to dispose or to direct the
                                    disposition of:  2,308,411
                                                     ---------

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the Common Stock, check the following |_|.

ITEM 6.           OWNERSHIP OF MOVE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  The shares of Common Stock reflected in this statement have been pledged to the Reporting Person. Any dividends from, or the proceeds from the sale of, this Common Stock would become part of the Collateral.

ITEM 7.          IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
                  ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                                          COMPANY.




ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.




ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.




ITEM 10.                 CERTIFICATION.

                  By signing below the Reporting Person certifies that, to the best of its knowledge and belief, the shares of Common Stock referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                               Page 5 of 6 Pages
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                                    SIGNATURE



                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 9, 2003                     RESERVOIR CAPITAL PARTNERS, L.P.

                                     By Reservoir Capital Group, L.L.C., As
                                     General Partner


                                     By:  /s/ Gregg Zeitlin
                                         --------------------------
                                          Name:  GREGG ZEITLIN
                                          Title: MANAGING DIRECTOR



                                Page 6 of 6 Pages